1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 8, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2019/05/08 :	Chunghwa Telecom Announces Management Changes
99.02	Announcement on 2019/05/08 :	New appointment of President
99.03	Announcement on 2019/05/08:	New appointment of Chief Audit Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Announces Management Changes

TAIPEI, Taiwan, May 8, 2019 -- Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) ("Chunghwa" or "the Company") today announced that, due to the promotion of the former President Mr. Chi-Mau Sheih to Chairman & CEO of the Company, the board of directors has appointed Mr. Shui-Yi Kuo, Chief Financial Officer and Senior Executive Vice President, as the new President of the Company, effective today. Mr. Kuo will remain Chief Financial Officer until a successor has been identified. In addition, because the current internal auditing officer, Mr. Fu-Kuei Chung, retires on June 30, 2019, the board of directors has appointed Mr. Min-Gume Cheng, current vice president of the Data Communication Business Group, as his successor.

Chunghwa’s new President, Mr. Shui-Yi Kuo, has been with the Company since 2001.  Prior to Chunghwa, he served in the auditing and business consulting group at Arthur Anderson Taiwan. Since his time at Chunghwa, Mr. Kuo has served as special assistant to the Chairman and assisted in the design of employee incentive plans, such as the Employee Stock Ownership Trust, during the privatization of the Company. He also served as Assistant Vice President of the planning development and investment department, Vice President of the accounting department, President of Chunghwa’s subsidiary Light Era, Vice President and President of the investment department, Senior Executive Vice President of Investment and Chief Financial Officer. Mr. Kuo has extensive experience in the business operations, finance, and performance management of Chunghwa’s strategic investment companies, and been in responsible for the spin-offs of Chunghwa Precision Test Tech. Co., Chunghwa Leading Photonics Tech and CHT Security, as well as the public listings on TPEx of subsidiaries Chief Telecom and KingwayTek Technology.

Chunghwa’s new internal auditing officer Mr. Min-Gume Cheng has been with the Company since 1982 where he has served as Vice President of the human resources department, Vice President of the Mobile Communication Business Group, and Vice President of the Data Communication Business Group, where he gained extensive experience in administrative and technical management. Mr. Cheng’s prudent and rigorous work ethic is well suited for supervising the execution of the auditing process and creating value for the Company and shareholders alike.

Chunghwa Chairman Mr. Sheih commented that he has full confidence in the professional competence and execution capabilities of the Chunghwa Telecom team to execute the Company’s strategic transformation plan and laying a strong foundation for the Company’s long-term growth.

Mr. Sheih and Mr. Kuo both have long tenures at Chunghwa Telecom and are internally promoted professional managers. Their extensive knowledge in telecom business and technologies, and in accounting and corporate finance, complement each other well and will provide a smooth management transition. In the backdrop of decreasing operating profits, global telecom companies are actively seeking additional growth momentum through business partnerships, M&A, and other investments. The Company remains confident that under the leadership of Mr. Sheih and Mr. Kuo, Chunghwa Telecom will continue to excel in the coming wave of 5G competition and further solidify its leading position in the domestic telecom industry.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan's largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. www.cht.com.tw.

EXHIBIT 99.02

New appointment of President

Date of events: 2019/05/08

Contents:

1.Date of the board of directors resolution or date of occurrence of the change: 2019/05/08

2.Type of personnel (chairman or general manager):general manager

3.Name and resume of the replaced personnel: Chi-Mau Sheih, Chairman of the Company, and former President of the Company, Master's degree in Business Administration from National Taiwan University.

4.Name and resume of the new personnel: Shui-Yi Kuo, Senior Executive Vice President of Finance and CFO of the Company, and former Senior Executive Vice President of Investment of the Company, Master's degree in Accounting from National Chengchi University .

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): dismissal

6.Reason for the change: dismissal

7.Effective date of the new appointment: 2019/05/08

8.Any other matters that need to be specified:

  (1) Mr. Chi-Mau Sheih has been acting for the President of the Company since April 22, 2019 till now.

  (2) Mr. Shui-Yi Kuo will remain Chief Financial Officer until a successor has been identified.

EXHIBIT 99.03

New appointment of Chief Audit Executive

Date of events: 2019/05/08

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): internal audit officer

2.Date of occurrence of the change:2019/05/08

3.Name, title, and resume of the replaced person: Fu-Kuei Chung, Chairman of Taiwan International Standard Electronic Co., Ltd., Master's degree in Information Management from National Taiwan University.

4.Name, title, and resume of the replacement: Min-Gume Cheng, Vice President of the Data Communications Business Group. and former Vice President of the Mobile Business Group, Master's degree in Applied Mathematics from National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): retirement

6.Reason for the change: retirement

7.Effective date:2019/06/30

8.Any other matters that need to be specified: None